UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Check One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8504

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UniFirst Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

UNIFIRST RETIREMENT SAVINGS PLAN

AUDITED Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Note: Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the UniFirst Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator

UniFirst Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UniFirst Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Newman & Noyes
Manchester, New Hampshire	Limited Liability Company
June 29, 2015

UNIFIRST RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013

ASSETS

Investments, at fair value:
Mutual funds	$203,741,104	$191,176,353
Common and collective trust – stable value fund	49,612,993	48,448,378
Common and collective trusts – other	31,507,627	27,366,207
UniFirst Corporation common stock	11,883,550	11,766,739
Interest-bearing cash	63,044	46,497

Total investments	296,808,318	278,804,174

Receivables:
Employer contribution	7,900,000	9,000,000
Notes receivable from participants	12,351,742	11,605,813
Other	4,487	5,287

Total receivables	20,256,229	20,611,100

Total assets	317,064,547	299,415,274

LIABILITIES

Accrued expenses	4,100	3,500

Net assets reflecting all investments at fair value	317,060,447	299,411,774

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(692,571)	(388,513)

Net assets available for benefits	$316,367,876	$299,023,261

See accompanying notes.

UNIFIRST RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income:
Net realized and unrealized (depreciation) appreciation in fair value of investments	$(8,398,431)	$37,209,591
Interest and dividends	22,634,167	10,738,665

Total investment income	14,235,736	47,948,256

Interest income on notes receivable from participants	554,356	508,475

Contributions:
Participants	11,911,946	10,652,955
Employer match	6,976,115	6,252,934
Employer discretionary	7,900,000	9,000,000

Total contributions	26,788,061	25,905,889

Total additions	41,578,153	74,362,620

Deductions from net assets attributed to:
Benefit payments	24,113,923	18,079,354
Administrative expenses	119,615	81,795

Total deductions	24,233,538	18,161,149

Increase in net assets available for benefits	17,344,615	56,201,471

Net assets available for benefits, beginning of year	299,023,261	242,821,790

Net assets available for benefit, end of year	$316,367,876	$299,023,261

See accompanying notes.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

1.         Description of Plan

The following description of the UniFirst Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by UniFirst Corporation (the Company) for the benefit of eligible employees employed by UniFirst Corporation, UniFirst Holdings, Inc., UniTech Services Group, Inc., UniFirst First-Aid Corporation, UniFirst Manufacturing Corporation and RC Air, LLC. Bank of America, N.A. (BOA) serves as the Directed Custodial Trustee of the Plan and two employees appointed by the Board of Directors of the Company serve as Administrative Trustees, with full authority to amend the Plan provided that the amendment does not create a fixed contribution obligation, or create significant new responsibilities or obligations of the Company, and to otherwise act in all respects on behalf of the Company, which is the Plan Administrator, as well as the Plan sponsor under the Employee Retirement Income Security Act of 1974 (ERISA). Bank of America Merrill Lynch (BOAML) acts as the Plan’s recordkeeper. The Plan is subject to the provisions of ERISA.

Under the terms of the Plan, the participants select how the funds in their account are invested from the following offerings:

Mutual funds:

BlackRock Basic Value Fund

BlackRock Global Allocation Fund

Goldman Sachs Short Duration Government Fund

PIMCO Total Return Portfolio Fund

T. Rowe Price Growth Stock Fund

Prudential Jennison Small Company Fund

Templeton Foreign Fund

American EuroPacific Fund

Perkins Small Cap Value Fund

Common and collective trusts:

Wells Fargo Stable Return Fund C

State Street Global Advisors (SSgA) Russell Small Cap Fund

Northern Trust S&P 500 Fund

Common stock:

UniFirst Corporation

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

1.         Description of Plan (Continued)

Effective June 28, 2012, participants were no longer eligible to purchase UniFirst Corporation common stock as one of their investment options. In addition, any participant holding UniFirst Corporation common stock in excess of 25% of the participant’s account balance had until June 28, 2013 to sell shares in order to be in compliance with the policy. Any noncompliant participant accounts were rebalanced by the Plan’s recordkeeper by selling shares of UniFirst Corporation common stock and investing the proceeds into the Wells Fargo Stable Return Fund C during July 2013.

The Plan is considered to be a safe harbor plan for purposes of certain nondiscrimination testing.

Contributions

Participants may elect to make tax deferred contributions up to the maximum allowable of their eligible compensation subject to the limitations established by the Internal Revenue Service (IRS). Participants may elect to rollover distributions from other qualified retirement plans.

The Company made matching contributions to the Plan equal to 100% of each participant’s first 3% of eligible compensation deferred, and then 50% of the next 2% of eligible compensation deferred.

The Company may elect to contribute to the Plan, on behalf of each eligible participant, a discretionary profit sharing contribution determined annually by the Board of Directors of the Company. For the years ended December 31, 2014 and 2013, the Company made a discretionary profit sharing contribution of $7,900,000 and $9,000,000, respectively. The allocation method for profit sharing contributions is on a salary ratio basis, with permitted disparity.

The Plan permits catch-up contributions for eligible participants who are 50 years or older by the end of the calendar year and who are currently making deferral contributions.

Participation

The Plan includes all employees of the Company and eligible subsidiaries, who have completed 90 consecutive days of employment. Beginning unit members who have bargained for other coverage are excluded. Effective January 1, 2014, unless otherwise notified by the Company, employees of an acquired business of the Company may commence participating in the Plan upon the one year anniversary of the acquisition.

The Plan requires 1,000 hours of service and last day of the year employment for discretionary contributions, but not for safe harbor matching contributions. There are exceptions to these two requirements for those who have retired on or after age 60, or who died or were permanently disabled during the year.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

1.         Description of Plan (Continued)

Participant Accounts

Each participant’s account is credited with (a) the participant’s elective deferral contribution (b) an allocation of the individual employer matching and/or employer discretionary contribution (c) allocation of forfeitures and (d) allocation of earnings or losses of each fund based on the participants’ relative account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their elective deferral contributions, rollover contributions and employer matching contributions, plus investment earnings or losses thereon.

For employer discretionary contributions, a participant is 100% vested after three years of service. In the event of death, retirement on or after age 60, or permanent disability, participants become 100% vested in all account balances.

Forfeitures

Upon termination, participant accounts which are less than 100% vested are forfeited. Forfeitures are allocated to eligible participants similar to the allocation methodology for employer profit sharing contributions and are restored to participants in the event a terminated employee is rehired within a five year period.

At December 31, 2014 and 2013, forfeited non-vested accounts were $449,575 and $313,365, respectively. Forfeitures allocated to participants during the years ended December 31, 2014 and 2013, were $313,365 and $323,835, respectively.

Payment of Benefits

Benefits are payable to eligible participants upon disability, death, retirement or termination of employment.

Benefit payments may be made to participants in a lump sum distribution equal to their vested account balance, a life annuity subject to joint survivor annuity rules, or an installment payout subject to certain plan provisions.

Participants who are age 65 or older may make in-service withdrawals from their vested accounts limited to one withdrawal per year.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

1.         Description of Plan (Continued)

Notes Receivable From Participants

Participants may borrow against their accounts up to the lesser of (a) 50% of their vested account balance (b) $50,000 reduced by the greatest outstanding loan balance within the previous 12 months or (c) the amount of loan which the Trustees determine can be reasonably paid from the participants’ wages. The Plan permits a maximum of 2 loans at one time. Loans are due over a minimum of 1 year and maximum of 4-1/2 years. Loans bear interest at the prime rate, plus 1.50%, as reported by the Federal Reserve Bank at the inception of the loan. As of December 31, 2014, the interest rates on outstanding notes receivable was 4.75% with various maturities through July 2019.

Administrative Expenses

Individual participant accounts are directly charged by BOAML for the processing of participant loans, expediting fees and redemption fees for certain short-term trading infractions. Investment fund management fees are also charged and reduce participant investment return. The Company has currently elected to pay all other Plan expenses. Under the Plan’s arrangement with BOAML, revenue sharing amounts which BOAML receives from underlying investments, to the extent not applied to negotiated administrative fees of BOAML, may be used for Plan administrative expenses and are allocated to participant accounts to the extent not so used.

Plan Amendment and Termination

The Plan may be amended at any time to comply with the Internal Revenue Code (IRC) or ERISA.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, any unvested accounts would become fully vested and the assets would be distributed to participants in accordance with the terms set forth in the Plan.

2.         Summary of Significant Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

2.         Summary of Significant Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.

The Plan holds an investment in the Wells Fargo Stable Return Fund C (the Stable Return Fund), which invests in a collective trust fund that carries investments at contract value. The Stable Return Fund is reported at fair value with a reported adjustment to contract value as shown in the statements of net assets available for benefits. The value of the Stable Return Fund is based on NAV which is determined by the fair value of the underlying investments. The collective trust fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity.

While investment contracts held by a defined contribution plan are required to be reported at fair value, contact value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The contract value is the relevant measurement since it represents the amount that the participant would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Average yields for the Stable Return Fund:

	2014	2013

Based on actual earnings	1.40%	1.36%
Based on interest credited to participants	1.64	1.52

The adjustment from fair value to contract value for the fully benefit-responsive contract of ($692,571) and ($388,513) at December 31, 2014 and 2013, respectively, related entirely to the above common collective trust.

Investments in common and collective trusts – other are valued based upon the NAV of units owned by the Plan at year end. The NAV is based on the value of the underlying assets owned by the trust, minus liabilities, then divided by the shares outstanding.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

2.         Summary of Significant Policies (Continued)

The Plan’s investments in UniFirst Corporation common stock are stated at fair value. Fair value represents the last reported sales price on the last business day of the Plan year as reported on the New York Stock Exchange.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Notes Receivable From Participants

Notes receivable are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon final settlement of the assets.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, liquidity and credit risk, among others. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Contributions

Contributions from participants are recorded in the period in which payroll deductions are made. Employer matching contributions are recorded in the same period as the corresponding participant contributions. Other employer contributions are recorded when the Company commits to making the contribution.

Benefit Payments

Benefit payments are recorded when paid.

Recent Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

2.         Summary of Significant Policies (Continued)

Subsequent Events

Events occurring after the date of the statements of net assets available for benefits are evaluated by management to determine whether such events should be recognized or disclosed in the financial statements. Management has evaluated subsequent events through June 29, 2015, which is the date the financial statements were issued.

3.         Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013 are as follows:

	2014	2013

Wells Fargo Stable Return Fund C	$49,612,993	$48,448,378
Northern Trust S&P 500 Fund	22,960,687	18,850,439
BlackRock Basic Value Fund	47,898,406	43,041,448
BlackRock Global Allocation Fund	22,555,471	24,174,502
T. Rowe Price Growth Stock Fund	30,177,541	27,067,871
PIMCO Total Return Portfolio Fund	18,704,485	18,679,747
Goldman Sachs Short Duration Government Fund	16,047,739	15,941,809
Prudential Jennison Small Company Fund	26,112,923	21,993,985
American EuroPacific Fund	16,573,030	15,489,216

During the years ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2014	2013

Mutual funds	$(13,437,659)	$24,778,557
Common and collective trust – stable value fund	610,404	642,878
Common and collective trusts – other	3,047,642	7,259,405
UniFirst Corporation common stock	1,381,182	4,528,751

Net (depreciation) appreciation in value of investments	$(8,398,431)	$37,209,591

4.         Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

4.         Fair Value Measurements (Continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The three levels of input that may be used to measure fair values are listed below:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical assets or liabilities as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Valued at the quoted market prices, which represent the NAV of shares held by the Plan at year end, which are traded in an active market.

Common and collective trust – stable value fund: Valued at NAV, NAV is determined based on the value of the underlying investments. The underlying investments include investment contracts, security-backed contracts and wrapper contracts. The fair value of an investment contract is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee.

Common and collective trusts – other: Valued at NAV based on the market prices of the underlying investments, market interest rates, and discounted cash flow calculations of various investment contracts. NAV is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments or significant restrictions on redemptions.

UniFirst Corporation common stock: Valued at the last reported sales price for shares actively traded on the New York Stock Exchange on the last day of the Plan year.

Interest-bearing cash: Valued at cost which approximates fair value.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

4.         Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, as follows:

				Total
	Level 1	Level 2	Level 3	Fair Value
2014
Mutual funds:
Intermediate Term Bond	$18,704,485	$–	$–	$18,704,485
Small Value	13,013,728	–	–	13,013,728
Large Growth	30,177,541	–	–	30,177,541
Small Growth	26,112,923	–	–	26,112,923
Foreign Large Blend	16,573,030	–	–	16,573,030
Short Duration Government	16,047,739	–	–	16,047,739
Foreign Large Value	12,657,781	–	–	12,657,781
World Allocation	22,555,471	–	–	22,555,471
Large Value	47,898,406	–	–	47,898,406
Common and collective trusts:
Stable Value Fund	–	49,612,993	–	49,612,993
Small Cap Index	–	8,546,940	–	8,546,940
Large Cap Index	–	22,960,687	–	22,960,687
UniFirst Corporation common stock	11,883,550	–	–	11,883,550
Interest-bearing cash	63,044	–	–	63,044

Total investments	$215,687,698	$81,120,620	$–	$296,808,318

2013
Mutual funds:
Intermediate Term Bond	$18,679,747	$–	$–	$18,679,747
Small Value	12,107,370	–	–	12,107,370
Large Growth	27,067,871	–	–	27,067,871
Small Growth	21,993,985	–	–	21,993,985
Foreign Large Blend	15,489,216	–	–	15,489,216
Short Duration Government	15,941,809	–	–	15,941,809
Foreign Large Value	12,680,405	–	–	12,680,405
World Allocation	24,174,502	–	–	24,174,502
Large Value	43,041,448	–	–	43,041,448
Common and collective trusts:
Stable Value Fund	–	48,448,378	–	48,448,378
Small Cap Index	–	8,515,768	–	8,515,768
Large Cap Index	–	18,850,439	–	18,850,439
UniFirst Corporation common stock	11,766,739	–	–	11,766,739
Interest-bearing cash	46,497	–	–	46,497

Total investments	$202,989,589	$75,814,585	$–	$278,804,174

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

4.         Fair Value Measurements (Continued)

The following tables disclose the unfunded commitment and redemption terms of assets held in common and collective trusts - other as of December 31:

	Fair	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period

2014
Common collective trust funds – other:
Northern Trust S&P 500 Fund	$22,960,687	$–	Daily	–
SSgA Russell Small Cap Fund	8,546,940	–	Daily	–

2013
Common collective trust funds – other:
Northern Trust S&P 500 Fund	$18,850,439	$–	Daily	–
SSgA Russell Small Cap Fund	8,515,768	–	Daily	–

The investment in the Stable Return Fund contains several redemption restrictions: the right to require a 12-month notice for withdrawal of assets from the Stable Return Fund initiated by the Company; withdrawals initiated by participants of the Plan will be honored when received unless payments are being delayed to all Stable Return Fund unit holders as provided in the Declaration of Trust; and redemptions by Plan participants to reinvest in options that compete with the Stable Return Fund. There are no unfunded commitments related to the Stable Return Fund.

5.         Income Tax Status

The Plan has received a determination letter from the IRS dated December 30, 2011, stating that the Plan is qualified in accordance with applicable sections of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. While the Plan has been amended since the receipt of the determination letter, the Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified. Management advises that the Plan is being restated and will be resubmitted for a new determination letter prior to February 1, 2016, in accordance with applicable IRS procedure.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; currently, plan years 2014 and 2013 are being audited by the Internal Revenue Service. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

6.         Related-Party Transactions

Transactions in shares of UniFirst Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. No shares of UniFirst Corporation common stock have been purchased by participants subsequent to June 28, 2012. During the years ended December 31, 2014 and 2013, sales approximated $1.3 million and $3.9 million, respectively, of UniFirst Corporation common stock. At December 31, 2014 and 2013, the Plan held 97,847 and 109,970 shares of UniFirst Corporation common stock representing 3.8% and 3.9%, respectively, of the total net assets of the Plan, respectively. These investments and transactions are all participant-directed.

Fees paid to BOAML qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Direct administrative expenses charged to the Plan and paid to BOAML during 2014 and 2013 totaled $119,615 and $81,795, respectively. Loans to participants qualify as party-in-interest transactions.

7.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2014 and 2013 to the Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$316,367,876	$299,023,261
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts	692,571	388,513

Net assets available for benefits per the Form 5500	$317,060,447	$299,411,774

The following is a reconciliation of total additions per the accompanying financial statements for the years ended December 31, 2014 and 2013, to the form 5500:

	2014	2013

Total additions per the financial statements	$41,578,153	$74,362,620
Subtract prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(388,513)	(1,226,832)
Add current year adjustment from contract value to fair value for fully-benefit-responsive investment contracts	692,571	388,513

Total additions per the Form 5500	$41,882,211	$73,524,301

Notes receivable from participants are reflected as a receivable on the financial statements which is different from the Form 5500 presentation. On the Form 5500, notes receivable are classified as investments under the caption “participant loans.”

UNIFIRST RETIREMENT SAVINGS PLAN

PLAN NO. 001

EIN 04-2103460

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2014

	(b)	(c)	(e)
	Identity of Issue	Description	Current
(a)	Lessor or Similar Party	of Investments	Value

	Mutual funds:
	BlackRock	BlackRock Basic Value Fund	$47,898,406
	BlackRock	BlackRock Global Allocation Fund	22,555,471
	Goldman Sachs	Goldman Sachs Short Duration Government Fund	16,047,739
	PIMCO	PIMCO Total Return Portfolio Fund	18,704,485
	T. Rowe Price	T. Rowe Price Growth Stock Fund	30,177,541
	Jennison	Prudential Jennison Small Company Fund	26,112,923
	Franklin Templeton	Templeton Foreign Fund	12,657,781
	American Funds	American EuroPacific Fund	16,573,030
	Janus Funds	Perkins Small Cap Value Fund	13,013,728

	Common and collective trusts:
	Wells Fargo	Wells Fargo Stable Return Fund C	49,612,993
	State Street Global Advisors	SSgA Russell Small Cap Fund	8,546,940
	Northern Trust	Northern Trust S&P 500 Fund	22,960,687

*	UniFirst Corporation	UniFirst Corporation common stock, 97,847 shares	11,883,550

*	Bank of America	Interest-bearing cash	63,044

			296,808,318

*	Participant loans	Interest rates of 4.75%, secured by participant account balances	12,351,742

			$309,160,060

*	Represents a party-in-interest.

(d)	Cost is not applicable as all investments are directed by Plan participants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UniFirst Retirement Savings Plan

	By:	/s/ Ronald D. Croatti
Ronald D. Croatti, Trustee

	By:	/s/ Steven S. Sintros
Steven S. Sintros, Trustee

Date: June 29, 2015